

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 18, 2022

Franklin Ogele
Chief Financial Officer
Wall Street Acquisitions, Corp
4440 S. Piedras Dr., Ste 136
San Antonio, Texas 78228

      Re: Wall Street Acquisitions, Corp
          Amendment No. 1 to Form 10-K for the Fiscal Year Ended December 31, 2021
          Filed August 11, 2022
          File No. 000-55755

Dear Mr. Ogele:

We have reviewed your amended filing and your July 30, 2022 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 25, 2022 letter.

Amendment No. 1 to Form 10-K filed August 11, 2022

Corporate History and Background, page 4

1.   We re-issue comment 1. Please modify your filing and remove statements implying you are at the development stage here and elsewhere in your filing.

Mine 1 Yellow Aster, page 14

2.   We note your response to comment 2 that you replaced the term indicated/unproven/estimated gross gold resources with probable gross gold reserves and submitted a National Instrument 43-101 report to support your reserve estimate. Our review of this report indicates it is not an initial assessment, nor is this report compliant with S-K 1300. Please remove all reserve disclosure from your filing.

Sampling and Analysis, page 18

3.   We re-issue comment 7. Please correct your disclosure concerning sample ranges for the Corbin & New River properties.

Location and Access, page 23

4.   We note your response to comment 8 indicating you have removed inappropriate property descriptions and generic descriptions, however we note you still refer to Fat Mule Flats, Jasper, Barracks Nine, Eclipse as within the boundaries of the municipality of Tonopah, Nevada. We re-issue comment 8, please describe your specific property's location and remove any generic descriptions or locations that are not applicable to each property.

Property Description and Ownership, page 59

5.   We note your response to comment 9, indicating the location of the Fortuna Mine, however one of your two aerial photos of the Fortuna Mine on page 59 is erroneous. Please remove this aerial photo from your filing.

Part IV
Item 15. Exhibits, page 108

6.   Please amend your filing to include updated certifications under Section 302 of the Sarbanes Oxley Act of 2002 (SOX) as Exhibits 31 pursuant to Item 601(b)(31) of Regulation S-K and updated certifications under Section 906 of SOX as Exhibits 32 as required by Item 601(b)(32) of Regulation S-K from both of your certifying officers. We remind you that your filing should include updated certifications that are currently dated and make reference to the amended filing. Also, ensure the content of your Section 906 certifications are in accordance with 18 U.S.C. Section 1350.

     You may contact Ken Schuler at 202-551-3718 or Craig Arakawa at 202-551-3650 with any mining related questions. Please contact Peter McPhun at 202-551-3581 or Isaac Esquivel at 202-551-3395 with any other questions.

                               Sincerely,

                               Division of Corporation Finance
                               Office of Real Estate & Construction